China Hydroelectric Corporation
901 Marco Polo Plaza Building, No. 80 Anli Road
Chaoyang District, Beijing, 100101
People’s Republic of China

March 20, 2014

Via E-mail

Mara L. Ransom
Assistant Director
Office of Mergers & Acquisitions
Division of Corporate Finance
United States Securities and Exchange Commission

Washington, D.C. 20549

Re:                             China Hydroelectric Corporation
Schedule 13E-3
Filed February 7, 2014
File No. 005-85243

Dear Ms. Ransom:

This letter is submitted by China Hydroelectric Corporation (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of the Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Schedule 13E-3, File No. 005-85243, filed on February 7, 2014 (the “Schedule 13E-3”), as set forth in your letter to the Company dated March 6, 2014.  In response to the Staff’s comments, the Company is also filing via EDGAR under separate cover Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”).  For your convenience, the text of the Staff’s comments is set forth below (in bold), followed in each case by the Company’s response.  Please note that all references to page numbers in the responses are references to Amendment No. 1 or the page numbers in the revised proxy statement attached as Exhibit (a)(1) to Amendment No. 1 (the “Revised Proxy Statement”).

Schedule 13E-3

1.                                      We note your disclosure in the proxy statement that Mr. Amit Gupta, Ms. Min Lin and Mr. Yun Pun (Felix) Wong all are affiliated with the Buyer Group.  Please tell us why you have not included one or more of them as filing persons on the Schedule 13E-3. Refer to Section II. D. 3. of our Current Issues Outline, available on our website at www.sec.gov/divisions/corpfin.shtml. Alternatively, please add them as filing persons and, in doing so, ensure that they comply with the filing, dissemination  and disclosure requirements  of Schedule 13E-3.  In this regard, each new filing person must include a statement as to whether such person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which the filing person relied in reaching that conclusion.  See Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 34-17719 (Apr.19, 1981).

Company Response: The relationship between each of Mr. Amit Gupta, Ms. Min Lin and Mr. Yun Pun (Felix) Wong and members of the Buyer Group is as disclosed on page 10 and Annex D of the Revised Proxy Statement. Mr. Gupta is a director on the board of CPI Ballpark and a co-founder, partner and Chief Operating Officer of NewQuest Capital Partners, an affiliate of the NewQuest Funds. Ms. Lin is also a co-founder and partner of NewQuest Capital Partners. Mr. Wong is the CFO and an executive director at Tsing Capital, a venture capital firm which manages CEF. None of Mr. Gupta, Ms. Lin or Mr. Wong is an “affiliate,” as defined under Rule 13e-3(a)(1) of the Exchange Act, of any member of the Buyer Group. None of Mr. Gupta, Ms. Lin or Mr. Wong is a member of the Company’s senior management or will be in a position to “control” the surviving company within the meaning of Rule 12b-2 of the Exchange Act.

In response to the Staff’s comment, the disclosures on the second page of the Company’s letter to its shareholders in the Revised Proxy Statement have been revised to clarify the positions of each of Mr. Gupta, Ms. Lin and Mr. Wong with respect to members of the Buyer Group.

Introduction, page 1

2.                                      We note the assertion in the last paragraph of this section that the filing of the Schedule 13E-3 “shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an ‘affiliate’ of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.”  Given that Rule 13e-3, by its terms, only applies to issuers or affiliates of the issuer, please revise the disclosure to reconcile this assertion with the text of the rule or delete the assertion.

Company Response: In response to the Staff’s comment, the last paragraph of this section has been deleted.

Item 16. Exhibits

Exhibit 99. (a)-(1)

3.                                      Throughout your proxy statement you indicate that the ADS depositary “will endeavor to vote (or will endeavor to cause the vote of) the Shares it holds on deposit.”  Clarify why the ADS depositary cannot provide greater certainty as to its ability to vote the shares it holds on deposit.  Similarly, where ADS holders fail to specify the manner in which the ADS depositary is to vote, clarify why you state that the ADS depositary “may” deem such holder to have instructed the ADS depositary to vote in favor of all proposed actions.

Company Response: With respect to the Staff’s comment relating to the ADS depositary’s ability to vote the shares it holds on deposit, the Company respectfully notes that Section 4.07 of the ADS deposit agreement, which sets forth the ADS depositary’s obligations to vote the shares underlying the ADSs, provides that, upon receipt of timely voting instructions from an ADS holder, “the Depositary shall endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request.” (emphasis added). Moreover, the ADS deposit agreement further provides that “[t]he Depositary shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or nonaction is in good faith.”  The Company respectfully submits that it does not have any ability under the ADS deposit agreement or otherwise to obligate the ADS depositary to provide greater certainty as to its ability to vote the shares it holds on deposit, and the Company believes that the current disclosure in the Proxy Statement relating to the ADS depositary’s obligation to endeavor, in so far as practical, to vote the shares underlying the ADSs is consistent with the ADS depositary’s corresponding obligations under the ADS deposit agreement.

In response to the Staff’s comment relating to the ADS depositary’s voting of Shares where it has timely received voting instructions from an ADS holder which fail to specify the manner in which the ADS depositary is to vote the Shares represented by the holder’s ADS, the Company has been advised by the ADS depositary that it will not vote or attempt to exercise the right to vote any Shares other than in accordance with voting instructions from ADS holders that are timely received and completed.  As a result, the Revised Proxy Statement has been revised to remove all reference to voting by the ADSs depositary in respect of voting instructions which fail to specify the manner in which the ADS depositary is to vote the Shares underlying the ADS(s).

Letter to Shareholders

4.                                      On the second page, where you indicate that the board of directors “unanimously (a) determined that ‘it’ is fair to and in the best interest of the company and its unaffiliated security holders” please revise to clarify what the board determined to be fair.

Company Response: In response to the Staff’s comment, the disclosure on the second page of the letter to shareholders in the Revised Proxy Statement has been revised to clarify that the board of directors unanimously determined that “the merger, on the terms and subject to the conditions set forth in the merger agreement” is fair to and in the best interest of the company and its unaffiliated security holders.

Questions and Answers about the Extraordinary General Meeting and the Merger, page 17

Q. How will our directors vote on the proposal…?, page 26

5.                                      If you know, please disclose how the officers of the company intend to vote their shares. With a view to understanding the remaining amount of shares or ADSs necessary for the transaction to be approved, please ensure that your disclosure throughout your proxy statement takes into account those shares held by the officers and directors who intend to vote in favor of the transaction, in addition to the interest of the Rollover Shareholders.

Company Response: The Company respectfully notes that the officers of the Company (other than the directors) do not hold any outstanding shares of the Company.  In response to the Staff’s comments, the Revised Proxy Statement has been revised such that the relevant disclosures take into account those shares held by the directors who intend to vote in favor of the transaction (representing approximately 0.58% of the outstanding shares of the Company), in addition to the interests of the Rollover Shareholders.

Historical Relationship Between CPI Ballpark and the Company, page 27

6.                                      Where you discuss the various changes to the amount of shares and ADSs held by CPI Ballpark starting in December 2012, please quantify how each change impacted the overall number of shares held by CPI Ballpark.  In this regard, quantify CPI Ballpark’s initial level of share or ADS ownership at the time of your IPO.

Company Response: In response to the Staff’s comment, additional disclosures have been included on page 27 of the Revised Proxy Statement under the section “Special Factors—Background of the Merger—Historical Relationship Between CPI Ballpark and the Company.”

7.                                      We note that in the months leading up to the going private proposal, CPI Ballpark increased its ownership and its right to acquire ownership in you from approximately 30% to the right to acquire up to approximately 56.8%.  Rule 13e-3 requires the filing of a Schedule  13E-3 at least 30 days prior to the first transaction in any series of transaction that has either a reasonable likelihood or purpose of producing a going private transaction.  Please provide us with your legal analysis that explains whether or not these transactions constituted the first step in a going private transaction under Rule 13e-3. In this regard, we note Bidder B raised similar concerns in the context of Wilkerson and that counsel “concluded that the facts of Wilkerson were distinguishable from the facts of the relevant NewQuest Share acquisitions.”

Company Response:

The Vicis transaction does not constitute the first step in a going private transaction under Rule 13e-3.

As described on page 28 of the Revised Proxy Statement, in connection with Vicis’ desire to exit its position in the Company to meet certain liquidity needs, on July 3, 2013, CPI Ballpark and Vicis entered into a purchase agreement, pursuant to which Vicis sold its investment in the Company to CPI Ballpark (hereafter referred to as the “Vicis transaction”). The Vicis transaction was disclosed on the same day by CPI Ballpark on an amendment to its Schedule 13D. NewQuest entered into the Vicis transaction at that time because it believed that (a) the price offered by Vicis in connection with Vicis’ plan to exit its investment in the Company was compelling and (b) given Vicis’ exit timeline NewQuest would need to act on this investment opportunity immediately. At that time, NewQuest (x) had not determined to pursue a potential going private transaction, (y) had not sought to obtain (and did not have) approvals from its limited partner advisory committee, which is comprised of limited partners of the NewQuest Funds that are unaffiliated with NewQuest (the “Advisory Committee”), which approvals are required under the terms of its limited partnership agreement to submit a going private proposal to the Company, and (z) did not have either the funds or financing commitments necessary to pursue such a transaction. The Vicis transaction was structured as the purchase of an option because, at the time, a direct purchase of all of the Shares owned by Vicis would have exceeded NewQuest’s investment authorizations pursuant to its limited partnership agreement and NewQuest did not have the required approvals from the Advisory Committee to complete such purchase.

On the basis of the relevant facts (which are described on page 28 of the Revised Proxy Statement) and the legal analysis set forth below, the Vicis transaction was not the first step in a Rule 13e-3 transaction because it did not have a “reasonable likelihood” or a “purpose” of producing the going private effects enumerated under Rule 13e-3.

1.             The Vicis transaction did not have a “reasonable likelihood” of producing the going private effects enumerated under Rule 13e-3 because there were material obstacles to the completion of any potential going private transaction which were beyond CPI Ballpark’s control. The most significant of these obstacles include: (i) CPI Ballpark did not control the board of directors of the Company, the approval of which is required for any merger under Cayman law (CPI Ballpark had only one representative on the six-member board); and (ii) CPI Ballpark’s beneficial ownership in the Company was less than the two-thirds majority vote required to approve a merger under Cayman law.

2.             At the time of the Vicis transaction, which was two months prior to the submission of CPI Ballpark’s preliminary, non-binding proposal, CPI Ballpark did not have the “purpose” of producing a going private effect. As noted by the Commission in the adopting release for Rule 13e-3, “The ‘purpose test,’ . . . focuses on the reasons for the transaction. The issuer or affiliate is obviously in a position to know whether a reason for the transaction is to produce a specified effect.” The Commission further noted that “objectivity is provided by the effects selected for identifying a ‘going private transaction’…and avoid, where practicable, having the application of the rule turn upon subjective evaluations of the purposes and intentions of persons proposing to enter into a transaction.”1 CPI Ballpark therefore is in the best position to know whether a reason for the Vicis transaction was to produce a Rule 13e-3 effect. As stated, CPI Ballpark’s reason for entering into the Vicis transaction was not to take the Company private, but rather was the attractive sale price offered by Vicis. Further, as noted above and in the proxy statement, CPI Ballpark could not have undertaken the Vicis transaction for the purpose of taking the Company private because, at the time of the Vicis transaction: (i) CPI Ballpark had not determined to approach the board regarding a potential going private transaction; (ii) CPI Ballpark had not sought to obtain (and did not obtain) the approvals of the Advisory Committee

1 SEC Release No. 33-6100 (August 2, 1979).

required to submit any going private proposal at the time of the Vicis transaction; and (iii) CPI Ballpark did not have the funds or financing necessary to acquire all of the Shares not owned by CPI Ballpark.

The facts of the Vicis transaction are distinguishable from the facts found in Wilkerson.

Wilkerson involved administrative proceedings instituted by the Commission against Wilkerson for violations of both Section 13(d) and Section 13(e) of the Exchange Act. The principal facts involved in Wilkerson are distinguishable from the Vicis transaction and therefore do not support the contention that the Vicis transaction constituted a Rule 13e-3 transaction.

1.             Wilkerson “expressed to the BCTI Board his interest in exploring the possibility of purchasing the shares of BCTI common stock not already owned by him” and took the further step of seeking financing for such purposes, none of which was disclosed by either Wilkerson or the target’s board. CPI Ballpark (a) had not determined to take the Company private when it entered into the Vicis transaction, (b) did not have the required investment authorizations to take the Company private, and (c) did not have sufficient funds or committed financing available for a going private transaction.

2.             In the series of acquisitions that the Commission found to violate Rule 13e-3, Wilkerson acquired control of the target’s board. CPI Ballpark did not acquire (and has not since acquired) control of the board and had only one representative on the six-member board at the time of the Proposal and at the time when the Merger Agreement was approved by the board.

3.             Wilkerson acquired shares representing more than the majority required to approve a merger under applicable (Delaware) law. CPI Ballpark still does not have the requisite two-thirds vote required to approve a merger under applicable (Cayman) law.

4.             Wilkerson and the target (under his control) did not file timely and accurate disclosure with the Commission. In particular, they (i) failed to disclose the going private proposal on Schedule 13D until nearly three months after it was communicated to the target’s board, and (ii) failed to file a Schedule 13E-3 until nearly four months after Wilkerson had acquired a majority of the target’s shares, which gave him sufficient votes to approve the transaction under Delaware law. CPI Ballpark timely filed an amendment to its Schedule 13D to promptly disclose all material information concerning the Vicis transaction. CPI Ballpark subsequently filed another amendment to its Schedule 13D to disclose its preliminary, non-binding proposal for a going private transaction, which transaction had not yet been agreed between CPI Ballpark and the Company at the time of the Vicis transaction and remained subject to (x) a review of the proposed transaction by a special committee of the Company, (y) the negotiation of definitive documentation with the special committee, and (z) approval of the transaction by the board. As such, unaffiliated shareholders of the Company have not been deprived of any material information relating to the Vicis transaction or the proposed going private transaction.

For the reasons set forth above, the Vicis transaction is not analogous to the Wilkerson transactions and is not the first step of a Rule 13e-3 transaction because it did not have a “reasonable likelihood” or a “purpose” of producing the going private effects enumerated under Rule 13e-3.

The Going Private Proposal, Formation of the Special Committee and Events Leading to Execution of the Merger Agreement, page 29

8.                                      Please elaborate upon your disclosure to explain why CPI Ballpark determined to make the offer to acquire all of the outstanding shares not owned by it on September 4, 2013. Your disclosure does not make it clear why the offer was made at that time.  Refer to Item 1013(c) of Regulation M-A.

Company Response: In response to the Staff’s comment, the disclosures on page 29 of the Revised Proxy Statement under the section “Special Factors—Background of the Merger—The Going Private Proposal, Formation of the Special Committee and Events Leading to Execution of the Merger Agreement” have been revised to describe in more detail the events leading up to CPI Ballpark’s submission of its proposal to the board on September 4, 2013.

9.                                      We note your indication on page 31 that NewQuest Capital Advisers (HK) Limited entered into a confidentiality  agreement with you.  In an appropriate place in the proxy statement, please explain their affiliation to the NewQuest Funds.

Company Response: In response to the Staff’s comment, the disclosure on page 31 of the Revised Proxy Statement under “Special Factors—Background of the Merger—The Going Private Proposal, Formation of the Special Committee and Events Leading to Execution of the Merger Agreement” has been revised.

10.                               In light of the higher bids that were offered by Bidders A, B, and C, please revise to identity the bidders.

Company Response: The Company respectfully notes that the Company has already disclosed that Bidder A and Bidder B are both strategic parties operating in the same industry as the Company on page 28 of the Revised Proxy Statement and that Bidder C is a financial investor on page 36 of the Revised Proxy Statement.  Furthermore, the Company has included on pages 28 and 36 of the Revised Proxy Statement additional disclosures to describe Bidder A and Bidder B as privately-held companies, and Bidder C as a financial investor with a focus on infrastructure related assets.  The Company respectfully notes that the various aspects of the higher bids that were offered by Bidders A, B, and C that were considered by the special committee and the board of directors in support of their respective determinations in favor of the transaction with NewQuest are disclosed on pages 50-52 of the Revised Proxy Statement.  The Company respectfully submits that these factors relate to the bids made by Bidders A, B, and C, relative to NewQuest’s revised offer, and do not relate to the specific identity of any of Bidders A, B, or C.  As such, the Company respectfully submits that, other than the general nature of Bidders A, B, or C and the factors relating to their respective bids that are dislosed in the Revised Proxy Statement, the specific identity of Bidders A, B, and C is not a material fact for purposes of the unaffiliated security holders’ ability to make an informed decision about the proposed transaction with NewQuest.

Additionally, the Company respectfully notes that it is a party to a customary confidentiality agreement with each of Bidder A and Bidder B, which restrict the Company’s ability to disclose the identity of Bidder A or Bidder B, and Bidder C’s proposal was made to the special committee on a confidential basis. In response to the Staff’s comments, the disclosures on page 28 and page 34 of the Revised Proxy Statement, which describe the entry by the Company into confidentiality agreements with Bidder A and Bidder B, have been revised to disclose that these agreements restrict the Company’s ability to disclose the identity of Bidder A and Bidder B, and the disclosures on page 36 of the Revised Proxy Statement, which describe Bidder C’s proposal have been revised to disclose that Bidder C had made its proposal on a confidential basis.

11.                               On page 34, you mention the “preliminary financial analysis” that was presented by Houlihan Lokey on November 15, 2013.  Please note that each and every report, opinion, consultation, proposal, or presentation,  whether oral or written, received by any filing person, their affiliates or representatives constitutes a report within the meaning of Item 1015 of Regulation M-A, as required by Item 9 of Schedule 13E-3.  Revise to summarize all the presentations  made by Houlihan Lokey or other third parties during the course of the meetings described, and file any written reports as exhibits pursuant to Item 16 of Schedule 13E-3.

Company Response: In response to the Staff’s comment, the disclosures on pages 35 and 37 of the Revised Proxy Statement have been revised to summarize the presentations made by Houlihan Lokey on November 15, 2013 and December 13, 2013 and a copy of each presentation has been exhibited to Amendment No. 1.

12.                               On page 42, we noticed the disclosure stating “that if the special committee was not prepared to recommend a transaction with NewQuest, then any decision to further investigate the asset sale transaction or other alternative transaction should only be considered by the full board of directors of the Company.” Advise us, with a view toward revised disclosure, whether NewQuest was in a position to influence or control any decision to disband the special committee if any transaction other than one with NewQuest was recommended.  To the extent NewQuest was in a position, by virtue of its share ownership or otherwise, to disassemble the special committee, advise us whether the implied exertion of this influence or control was consistent with Rule 13e-3(b)(l)(iii).

Company Response: The Company respectfully notes that at all times prior to the recommendation of the transaction with NewQuest by the special committee and the board of directors, the board of directors of the Company consisted of six directors, only two of which were connected with the Buyer Group (one NewQuest and one CEF).  Additionally, the Company respectfully notes that the resolutions of the board of directors which established the special committee provide that the special committee will continue in existence until such time as the special committee recommends its dissolution to the board of directors or the dissolution of the special committee by the board of directors (other than the directors affiliated to the Buyer Group) or the consummation of an acquisition transaction involving the Company.  The Company respectfully submits that these resolutions represent significant procedural safeguards against NewQuest being in a position to influence or control any decision to disband the special committee if any transaction other than one with NewQuest was recommended by the special committee.

13.                               On page 44, we note your indication that the special committee had received a number of other proposals from bidders who had participated in the market check and had not yet received due diligence access to the Company.  Please revise to briefly summarize the terms of these proposals and whether any of them were considered  by the special committee.  Refer to Item 7 of Schedule 13E-3 and corresponding Item 1013(b) of Regulation M-A.

Company Response: The Company respectfully notes that the statement regarding the special committee having received a number of other proposals from bidders who had participated in the market check and had not yet received due diligence access to the Company, which was made by the special committee’s counsel to NewQuest’s counsel, referred to the proposals received from Bidders A, C, and D which are summarized on pages 36, 37, 39 and 43 of the Revised Proxy Statement and were considered by the special committee.  The Company respectfully notes that no other proposals were made to the special committee other than the proposals received from Bidder A, B, C, and D and NewQuest.  In response to the Staff’s comments, the Company has revised the disclosure on page 42 of the Revised Proxy Statement to make this clarification.

Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors, page 47

14.                               We note your reference to the consideration of strategic alternatives on pages 48 and 49. Please elaborate to discuss the alternatives considered and why they were “less favorable,” as you indicate on page 76.  Refer to Item 1013(b) of Regulation M-A.

Company Response: The Company respectfully notes that the strategic alternatives considered by the special committee and the board of directors were the alternative transactions described on pages 50-52 of the Revised Proxy Statement, specifically the fourth bullet point on page 50 (and related sub-bullet points on pages 50-51) and the first bullet point on page 51 (and related sub-bullet points on pages 51-52).  In response to the Staff’s comments, the Company has revised the disclosures on page 49 and page 77 of the Revised Proxy Statement to refer to the detailed description of the factors considered by the special committee in determining these alternative transactions were less favorable, on pages 50-52 of the Revised Proxy Statement.

15.                               Disclose how the special committee determined the transaction to be procedurally fair even though the transaction was not structured to require the approval of at least a majority of the unaffiliated security holders.  Refer to Item 1014(c) of Regulation M-A and Question and Answer No. 21 in Exchange Act Release 17719 (April 13, 1981).  This comment applies to the Buyer Group as well.

Company Response: The Company respectfully notes that the procedural safeguards which the special committee relied upon to determine the transaction to be procedurally fair are disclosed on pages 53-54 of the Revised Proxy Statement.  In response to the Staff’s comments, the Company has revised the disclosure on page

53 of the Revised Proxy Statement to disclose that these factors were relied upon even though the transaction was not structured to require the approval of at least a majority of the unaffiliated security holders.  Additionally, the Company respectfully notes that the fact that the transaction is not subject to the approval of at least a majority of the unaffiliated security holders has been disclosed as a potentially negative factor considered by the special committee in the first bullet point on page 54 of the Revised Proxy Statement.  Finally, the Company respectfully notes that a “majority of the minority” voting provision is not required under Cayman Islands law for this type of transaction and is not reflected in the current market practice for going-private acquisitions of foreign private issuers with primary businesses in China. Further, as disclosed on pages 53 and 54 of the Revised Proxy Statement, the special committee also took into consideration the fact that, under Cayman Islands law, shareholders of the Company who dissent from the merger will have the right to seek payment of the fair value of their Shares if the merger is completed.

16.                               In your discussion of the factors considered by the special committee, disclose whether the special committee took into account NewQuest’s position that it was not interested in selling its shares and would not vote its shares in favor of any alternative transaction that might require the sale of its shares.  Discuss how this factor influenced the special committee’s determination of fairness.

Company Response: In response to the Staff’s comment, the disclosure on page 50 of the Revised Proxy Statement have been revised to clarify that, notwithstanding the conduct of a market check by the special committee to identify alternative transactions, NewQuest’s stated position that it was not interested in selling its shares and would not vote its shares in favor of any alternative transaction that might require the sale of its shares in an alternative transaction (which NewQuest repeated after being informed of the higher price per Share being offered in an alternative transaction involving a majority acquisition) was one of the factors considered by the special committee in considering the results of the market check and the alternative transactions, because the special committee believed that as a result of NewQuest’s stated position that it would not be interested in selling its Shares to a third party, the consummation of a majority acquisition transaction with any third party would be uncertain. Such factor, however, was not dispositive and was considered together with all other factors disclosed in the Revised Proxy Statement and the special committee had, during the process of its deliberations and negotiations with NewQuest, reserved the right to not recommend any transaction to the board, including any transaction with NewQuest.

17.                               We note your disclosure on page 55 second full paragraph that “the special committee and the board of directors of the Company believe that the value of the Company’s assets that might be realized in a liquidation would be significantly less than its going concern value.”  Please disclose the basis for such belief.  We refer you to Question and Answer No. 20 of Exchange Act Release No. 17719 (April 13, 1981).

Company Response: In response to the Staff’s comments, the disclosure on page 56 of the Revised Proxy Statement has been revised to state the basis for this belief.

Position of the Buyer Group as to the Fairness of the Merger, page 56

18.                               The Buyer Group’s indication that they did not seek to establish a going concern value because “the Company will be of a different nature as a private company” does not appear to explain why going concern value was not considered by the Buyer Group in its fairness determination.  Please revise or advise.

Company Response: The Buyer Group did not seek to establish a pre-merger going concern value for the Shares and ADSs to determine the fairness of the merger consideration to the Company’s unaffiliated security holders because following the merger the Company will have a significantly different capital structure and all of the Company’s share capital will be beneficially owned by the Buyer Group. However, as disclosed on page 60 of the Revised Proxy Statement, the Buyer Group did take into consideration the fact that the merger consideration represented a premium to the pre-announcement trading price of the ADSs, which may reflect the pre-merger going concern value of the Company.

Effects of the Merger on the Company, page 73

19.                               We noticed the disclosure that indicated the Company will no longer incur costs and expenses relating to compliance with U.S. federal securities laws as a result of no longer being required to make periodic filings with the SEC.  Quantify the anticipated annual basis.

Refer to Item 7 of Schedule 13E-3 and corresponding Instruction 2 to Item 1013 of Regulation of Regulation M-A.

Company Response: In response to the Staff’s comment, the disclosures on page 74 of the Revised Proxy Statement have been revised to include the Company’s estimate of expenses relating to compliance with U.S. federal securities laws for fiscal year ended December 31, 2012.

Primary Benefits and Detriments of the Merger, page 74

20.                               Revise to indicate, if true, the Buyer Group will become the beneficiaries of the issuer’s future use of any operating loss carry forwards.  Refer to Item 7 of Schedule 13E-3 and corresponding Instruction 2 to Item 1013 of Regulation of Regulation M-A.  Quantify this benefit to the extent practicable.

Company Response: In response to the Staff’s comment, additional disclosures have been included on page 75 of the Revised Proxy Statement under the section “Special Factors—Effect of the Merger on the Company—The Company’s Net Operating Loss Carry Forwards.”

Plans for the Company after the Merger, page 75

21.                               Please revise to describe any “transactions already under consideration” by the company.

Company Response: The Company respectfully notes that no transactions (other than the merger) are already under consideration by the Company.  In response to the Staff’s comments, the disclosures on pages 8 and 76 of the Revised Proxy Statement have been revised to remove the reference to other “transactions already under consideration”.

Financial Information, page 17

22.                               Advise us, with a view toward revised disclosure, of what consideration has been given to providing the disclosure contemplated by Item 1010(a)(2) of Regulation M-A as required by Item 13 of Schedule 13E-3.  In addition, please provide the summarized financial information required by Item 1010(c) of Regulation M-A for all of the periods specified in Item 1010(a) of Regulation M-A given that the financial information required by that subparagraph has been partially incorporated by reference.  To the extent that the summarized financial information is prepared on the basis of a comprehensive body of accounting principles other than U.S. GAP, please provide a reconciliation to U.S. GAP.  See Instructions 1 and 2 to Item 13 of Schedule 13E-3.

Company Response: In response to the Staff’s comments, the disclosures on pages 119 and 120 of the Revised Proxy Statement have been revised.

Where you can find more information, page 125

23.                               We note the statement that “... the information that we later file with the SEC may update and supersede the information incorporated by reference.”  Rule 13e-3 does not allow you to forward incorporate by reference to documents not yet filed.  If you wish to incorporate by reference such future filings, you must amend to specify name them.

Company Response: In response to the Staff’s comments, the disclosure on page 129 of the Revised Proxy Statement has been revised to remove any reference to “forward incorporation” of documents to be filed in the future with respect to Schedule 13E-3.  The Company will amend the Schedule 13E-3 to specifically list any filings in the future pursuant to the requirements under Rule 13e-3.

Exhibit 99.(c)-(2)

24.                               The disclaimer on page 2 states that materials were provided on a confidential basis and may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to, in whole or part without Houlihan Lowey’s express written consent.  Please disclose, if true, that Houlihan Lokey has consented to the use of its materials by security holders.

Company Response: In response to the Staff’s comments, the disclosure on page 1 of the exhibit has been revised to disclose Houlihan Lokey’s consent.

*                                         *                                         *

Please note that Amendment No. 1 also includes certain other updates to the Company’s disclosures and internal conforming changes.

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 1; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Attached hereto as Exhibit A is a similar written acknowledgement by each of filing persons other than the Company.

The Company appreciates the Staff’s attention to the review of the Filings.  Please do not hesitate to contact the undersigned or Kirtee Kapoor of Davis Polk & Wardwell, the outside counsel to the special committee of the board of directors of the Company, at +852 2533-3320, if you have any questions regarding Amendment No. 1 or this letter.

Sincerely,

Company Name

By:	/s/ Liya Chen
Chief Financial Officer
China Hydroelectric Corporation

cc:                                Kirtee Kapoor, Esq. (Davis Polk & Wardwell)
Portia Ku, Esq. (O’Melveny & Myers LLP)
Akiko Mikumo, Esq. (Weil, Gotshal & Manges LLP)

Exhibit A

ACKNOWLEDGMENT

In response to the comments of the staff of the Division of the Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated March 6, 2014, with respect to the Schedule 13E-3, File No. 005-85243 (the “Schedule 13E-3”) filed on February 7, 2014 by China Hydroelectric Corporation and the other filing persons named therein (such other filing persons, the “Filing Persons”), the undersigned hereby acknowledge that in connection with Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”), which is filed concurrently with the submission of this acknowledgment, as well as any subsequent amendment to Amendment No. 1 filed with the SEC:

•                  the Filing Person is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 1; and

•                  the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated as of March 20, 2014

[Signature pages follow]

CPT Wyndham Holdings Ltd.

By:	/s/ RAJAN ROSICK
Name: Rajan Rosick
Title: Director

CPT Wyndham Sub Ltd.

By:	/s/ RAJAN ROSICK
Name: Rajan Rosick
Title: Director

CPI Ballpark Investments Ltd

By:	/s/ SUBHAS C LALLAH
Name: Subhas C Lallah
Title: Director

[Signature page to the acknowledgment]

NewQuest Asia Fund I, L.P. By: NewQuest Asia Fund I (G.P.) Ltd., its general partner

By:	/s/ DARREN C. MASSARA
Name: Darren C. Massara
Title: Director

By:	/s/ RANDHIRSINGH JUDDOO
Name: Randhirsingh Juddoo
Title: Director

NewQuest Asia Fund II, L.P. By: NewQuest Asia Fund II GP Ltd., its general partner

By:	/s/ DARREN C. MASSARA
Name: Darren C. Massara
Title: Director

By:	/s/ RANDHIRSINGH JUDDOO
Name: Randhirsingh Juddoo
Title: Director

[Signature page to the acknowledgment]

China Environment Fund III, L.P.

By: China Environment Fund III Management, L.P., its general partner

By: China Environment Fund III Holdings Ltd., its general partner

By:	/s/ WONG YUN PUN
Name: Wong Yun Pun
Title: Authorized Person

[Signature page to the acknowledgment]